

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Via U.S. Mail

Roy C. Montgomery
Chief Executive Officer
SpeedSport Branding, Inc.
6141 Quail Valley Ct.
Riverside, CA 92507

> **Re: SpeedSport Branding, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-155318**

Dear Mr. Montgomery:

We have reviewed your responses to the comments in our letter dated June 10, 2010 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. Please revise to indicate all loss amounts by the use of parentheses.

2. Please revise throughout to indicate whether attracting sponsors will depend upon successful wins by your cars and, if so, whether your current record at races has hindered your ability to attract sponsors.

3. We note your response to our prior comment 2 and reissue in part. On pages 16, 18, and 19, you continue to refer to either fiscal year 2008 or 2009 as if it is the most recent practicable date. In addition, we note that your updated fiscal years, numbers, and percentages on page 6 of your summary section and on pages 30, 32, and 33 of the MD&A section do not appear to be correct. Please revise or advise.

4. We note your response to our prior comment 3 and reissue. Please remove or substantiate your claims relating to the popularity of auto racing and industry growth rates. These statements currently appear on pages 10 and 23.

Prospectus Summary, page 5

5. We note your response to our prior comment 10 and reissue in part. Please revise your prospectus summary section to reflect that your auditor's report expresses substantial doubt about your ability to continue as a going concern.

Company History, page 18

6. We note your response to our prior comment 20 and reissue. Please identify the company from which you lease your offices and "in which Mr. O'Connell holds a majority of the economic interest." Refer to pages 18 and 24.

Trends & Outlook, page 24

7. We note your response to our prior comment 24 and reissue in part. Revise your disclosure in trends and outlook section so that it is anticipatory in nature. You currently state, "we receive we may receive cash purses" on page 24.

Management's Discussion and Analysis or Plan of Operation, page 24

8. Please revise to delete 2006 and 2007 financial data from your MD&A section because you no longer provide financial statements for these fiscal periods.

9. We note your response to our prior comment 26 and reissue in part. Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity, page 27

10. We note your response to our prior comment 27 and reissue. Describe briefly your travel and lodging expenses and miscellaneous expenses on page 33 in more detail.

Stockholder Matters, page 33

11. Please revise to provide an estimate of additional capital you expect to raise through the issuance of debt and equity.

12. Revise the description of your line of credit to disclose its material terms.

Security Ownership of Certain Beneficial Owners and Management, page 37

13. We note your response to our prior comment 28 and reissue. The amounts shown here for debt incurred by you to related parties, as well as shares issued to related parties in

debt repayments, do not appear to match the amounts shown in note 2 related party transactions section, in your financial statements. Please revise or advise.

14. Please revise the total number of shares owned by selling shareholders in your security ownership table.

Certain Relationships and Related Transactions, page 38

15. Please revise this section to include the names of related persons and the approximate dollar value of each related party transaction. If securities were issued in exchange for services, please describe the type of services rendered. Refer to Item 404 of Regulation S-K.

Selling Shareholders, page 42

16. It appears from your disclosure in response to our prior comment 30 that Mr. Arnold is either a broker-dealer or an affiliate of a broker-dealer. If he is a broker-dealer, please amend your registration statement to state that Capital Strategy Partners LLC is an underwriter. If, on the other hand, he is an affiliate of a broker-dealer, please amend your registration statement to state: (1) that Capital Strategy Partners LLC purchased your shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Capital Strategy Partners LLC had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Plan of Distribution, page 43

17. It appears from your disclosure in response to our prior comment 31 that Mr. Bernabeo is either a broker-dealer or an affiliate of a broker-dealer. Please tell us whether Mr. Benabeo was associated with World Equity Group, Inc. at the time of acquiring your shares. In addition, if he is a broker-dealer, please amend your registration statement to state that he is an underwriter. If, on the other hand, he is an affiliate of a broker-dealer, please amend your registration statement to state: (1) that he purchased your shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Mr. Bernabeo had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Financial Statements, F-2

18. We note your response to our prior comment 32 and reissue. You continue to state that the number of shares issued and outstanding is 15,507,956 on pages 40 and F-3. Please revise.

Note 1. Organization, Operation and Summary, page F-6

19. We note your response to our prior comment 33 and reissue in part. Please revise your disclosure on page F-6 relating to your design and assembly of "motorsport racecars for [your] own use" or advise.

Item 15. Recent Sales of Unregistered Securities, page 49

20. We note your response to our prior comment 8 and reissue. Please revise your sale of unregistered securities section to include transactions described in paragraphs 2 and 6 on page 7.

Age of Financial Statements

21. We note that you provided financial information for March 31, 2010. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. Related financial information, such as MD&A should also be updated to include the interim period results. Please refer to Rule 8-03 of Regulation S-X for the requisites of the interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Brad Bingham, Esq.
        via facsimile (760) 804-8845